Exhibit 99.1

AirMedia Signs Strategic Cooperation Agreements with Multiple Airlines

BEIJING, October 24, 2018 /PRNewswire/ -- AirMedia Group Inc. ("AirMedia" or the "Company") (Nasdaq: AMCN), an operator of out-of-home advertising platforms in China targeting mid-to-high-end consumers as well as a first-mover in the travel Wi-Fi market, today announced that Beijing Yuehang Tianyi Electronic Information Technology Co., Ltd, a subsidiary of the Company, has signed strategic cooperation agreements with Qingdao Airlines, Chengdu Airlines, and Yunnan Hongtu Airlines (the “Agreements”).

The Agreements with the airlines outlined detailed plans to establish collaborations ranging from the deployment of Wi-Fi systems onboard airplanes, operational management of air-to-ground satellite communications, development and management of air-to-ground Internet platforms, operational management of in-flight multimedia entertainment and other emerging value-added in-flight Internet services.

Mr. Herman Man Guo, Chairman and CEO of AirMedia, commented, “The consummation of these strategic collaborations with three airlines signals a new chapter in our history, as we have realigned the Company’s focus to empowering airlines to exceed the expectations of their customers. These collaborations with the airlines consolidate our efforts in shaping our strategies to meet the advent of a new era of in-flight connectivity, an area where our early planning identified strategic importance. As part of our early planning, we established the first regional satellite network in China enabling commercial satellite communications over China, the rest of Asia-Pacific, and North America, and developed a comprehensive solution based on the Gilat dual-band antenna tailored to growing commercial applications of the first KA satellite launched by China Satellite Communication Co. Ltd. In a number of tests completed recently, our solution impressed participating airlines with a swift delivery of quality multimedia entertainment on different models of airplanes. Presently, we are reaching out to additional airlines of various sizes to discuss business opportunities.”

Mr. Guo further commented that he expected that the market would be enthused once the Company’s solution obtains airworthiness certificate. Currently the Company is pursuing airworthiness certificate in China, the U.S. and Europe.

About Beijing Yuehang Tianyi Electronic Information Technology Co., Ltd

Working with global partners, Beijing Yuehang Tianyi Electronic Information Technology Co., Ltd provides a comprehensive solution to in-flight connectivity including pre-installation and modification of onboard electrical equipment.

About AirMedia Group Inc.

Incorporated in 2007 and headquartered in Beijing, China, AirMedia Group Inc. (AMCN) is an operator of out-of-home advertising platforms in China targeting mid-to-high-end consumers as well as a first-mover in the travel Wi-Fi market. AirMedia sells advertisements on the routes operated by several Chinese airlines and at Sinopec's service stations in China. AirMedia also has concession rights to operate the Wi-Fi systems on trains administered by eight railway administrative bureaus in China as well as on many long-haul buses in China. For more information, please visit http://www.airmedia.net.cn.

Forward-Looking Statements

This announcement contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact in this announcement are forward-looking statements, including but not limited to, the Company's business strategies and initiatives as well as the Company's business plans; the Company's future business development, results of operations and financial condition; expected changes in the Company's revenue and certain cost or expense items; trends and competition in China; general economic and business conditions in China; and other risks detailed in the Company's filings with the Securities and Exchange Commission. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations and projections about future events and financial trends that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as "may," "will," "expect," "anticipate," "aim," "estimate," "intend," "plan," "believe," "potential," "continue," "is/are likely to" or other similar expressions. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results.

For more information, please contact:

Company Contact:

Yan Liu

Director, Investor Relations

AirMedia Group Inc.

Tel: +86-10-8460-8678

Email: ir@ihangmei.com

Investor Contact:

Tina Xiao

President

Ascent Investor Relations LLC

Phone: +1-917-609-0333

Email: tina.xiao@ascent-ir.com